PressRelease

HARVEST OPERATIONS ANNOUNCES CHANGES TO THE
EXECUTIVE TEAM AND APPOINTMENT OF DIRECTOR

CALGARY, ALBERTA – JULY 8, 2014: Harvest Operations Corp. (Harvest or the Company) on behalf of the Board of Directors announces that Mr. Myunghuhn Yi has tendered his resignation as President and Chief Executive Officer, effective July 1, 2014. Mr. Yi will continue on the Board of Harvest as a non‐executive director until July 31, 2014.

The Board has appointed Mr. Kyungluck Sohn as President and Chief Executive Officer. Mr. Sohn is currently a director on the Harvest Board. Mr. Sohn has 30 years of experience within the areas of finance, offshore rig operation and petroleum market intelligence. Most recently, Mr. Sohn held the position of Vice President, Finance Management Department of Korea National Oil Corporation (KNOC) and was the Chief Financial Officer for Harvest from December 2009, when KNOC acquired Harvest, until January 2012.

The Board additionally announces that Mr. Sungki Lee has been appointed as a director of Harvest and as Chief Financial Officer, effective July 31, 2014. Mr. Lee is currently the Senior Manager, Asset Optimization Department at KNOC and holds a Master of Corporate Finance from Yonsei University, Korea. Mr. Lee will be replacing Mr. Chang‐Koo Kang who will move on to a senior management position at KNOC on the same date.

Lastly, the Board has appointed Mr. Patrick An as Deputy Chief Operating Officer while retaining his position of Vice President, BlackGold to fill the vacancy created by the resignation of Mr. Yongseok Kim, as of July 1, 2014, and appointed Mr. Taehon Jang as Vice President, Global Technology and Research Centre.

HARVEST PROFILE:
Harvest is a wholly-owned, subsidiary of KNOC. Harvest is a significant operator in Canada’s energy industry offering stakeholders exposure to exploration, development and production of crude oil and natural gas (Upstream), an oil sands project under construction and development in northern Alberta (BlackGold) and refining and marketing of distillate, gasoline and fuel oil (Downstream) segments.

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government‐run petroleum company by applying ethical, sustainable and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

ADDITIONAL INFORMATION:
Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265‐1178 or at 1-866-666-1178.

INVESTOR & MEDIA CONTACTS:
Kari Sawatzky, Manager, Investor Relations
Email: information@harvestenergy.ca
Toll Free Investor Mailbox: (866) 666‐1178
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Website: www.harvestenergy.ca